

March 13, 2013

Timothy O'Brien, Esq.
General Counsel and Secretary
Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-35760**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note your response to comment 3 of our letter dated March 8, 2013. Please tell us:

   - The type of information about the stabilized portfolio you intend to provide which you believe will enable an investor to better understand the company's performance;
   - Whether properties that were in the stabilized portfolio but become vacant are deemed "stabilized"; and
   - Whether newly acquired properties that have been renovated and have been offered for lease for more than 30 days are deemed "stabilized".

2. We note in your discussion of your critical accounting policy, Capitalized Costs, on page 44, that you capitalize taxes and homeowners' association dues during periods in which property stabilization is in progress. Please tell us, and in future Exchange Act periodic

reports please clarify, when property stabilization is completed for purposes of your cost capitalization policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3655, or Michael McTiernan, Assistant Director, at (202) 551-3852 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Karen Dempsey, Esq.